Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 9, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042)
Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 24, 2023

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2023 on the Company’s Amendment No. 4 to Draft Registration Statement on Form F-1 confidentially submitted on October 24, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

November 9, 2023

Subject to the review of the Staff, the Company currently plans to file an amendment to the Registration Statement containing certain financial information relating to the nine months ended September 30, 2023 in the recent development section of the Registration Statement on or around November 24, 2023.

Subject to market conditions and the review of the Staff, the Company currently plans to file another amendment to the Registration Statement containing the estimated offering size and price range on or around December 1, 2023 and commence its roadshow and related marketing activities shortly thereafter. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

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Draft Registration Statement on Form F-1 filed October 24, 2023

General

1.	We note your response to prior comment 2. We also note that you have not fully restored your disclosure to the existing disclosure as contained in the March 23, 2023 registration statement. Please restore your disclosure wherever applicable. Refer to our prior comment 2 in our letter dated September 11, 2023.

The Company respectfully advises the Staff that it has revised the disclosures on the cover page and pages 4, 5, 7, 12, 24, 34, 40, 41, 52, 53, 55, 57 and 86 of the Registration Statement in response to the Staff’s comment.

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November 9, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP

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